UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

XPAC ACQUISITION CORP.

(Name of Issuer)
Unit, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

(Title of Class of Securities)
G9831X114

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS TRUXT Brazil Long Bias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,720,832
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,720,832
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,720,832
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12		TYPE OF REPORTING PERSON CO

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS TRUXT Investimentos Ltda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,949,957
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,949,957
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,949,957
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12		TYPE OF REPORTING PERSON CO

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Bruno de Godoy Garcia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,949,957
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,949,957
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,949,957
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12		TYPE OF REPORTING PERSON IN

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

XPAC ACQUISITION CORP.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

55 West 46 Street, 30th floor

New York, NY 10036

Item 2.	(a) Names of Person Filing:

TRUXT Investimentos Ltda (“TRUXT”) and Bruno de Godoy Garcia have shared voting and dispositive power over 1,949,957 units. Mr. Garcia is the Chief Investment Officer and a controlling person of TRUXT.

TRUXT is the investment manager, and Mr. Garcia is the portfolio manager, of TRUXT Brazil Long Bias, a Cayman Islands corporation. TRUXT, Mr. Garcia, and TRUXT Brazil Long Bias may be deemed to share voting and dispositive power with respect to 1,720,832 units held by TRUXT Brazil Long Bias. TRUXT, Mr. Garcia and TRUXT Brazil Long Bias expressly disclaim beneficial ownership of all units held by TRUXT Brazil Long Bias.

Item 2.(b) Address of Principal Business Office:

Av. Ataulfo de Paiva, 153, 6 floor, Leblon

Rio de Janeiro, RJ, 22440-032 Brazil

Item 2.(c) Citizenship:

TRUXT Brazil Long Bias: Cayman Islands corporation

TRUXT Investimentos Ltda: Brazilian corporation

Bruno de Godoy Garcia: Brazil

Item 2.	(d) Title of Class of Securities

Unit, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

Item 2.	(e) CUSIP No.:

G9831X114

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: TRUXT Brazil Long Bias: 1,720,832

TRUXT Investimentos Ltda: 1,949,957

Bruno de Godoy Garcia: 1,949,957

(b) Percent of class: TRUXT Brazil Long Bias: 7.8%

TRUXT Investimentos Ltda: 8.9%

Bruno de Godoy Garcia: 8.9%

Calculation of percentage of beneficial ownership is based on 21,961,131 units outstanding as of December 31, 2022, as reported by the Issuer on its Form 10-Q filed on November 10, 2022.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 for all reporting persons

(ii) Shared power to vote or to direct the vote: TRUXT Brazil Long Bias: 1,720,832

TRUXT Investimentos Ltda: 1,949,957

Bruno de Godoy Garcia: 1,949,957

(iii) Sole power to dispose or to direct the disposition of: 0 for all reporting persons

(iv) Shared power to dispose or to direct the disposition of: TRUXT Brazil Long Bias: 1,720,832

TRUXT Investimentos Ltda: 1,949,957

Bruno de Godoy Garcia: 1,949,957

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2023

TRUXT Brazil Long Bias

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia , Director

TRUXT Investimentos LTDA

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia , Director

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia

CUSIP No. G9831X114	SCHEDULE 13G/A	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G/A and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

Dated: January 31, 2023

TRUXT Brazil Long Bias

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia , Director

TRUXT Investimentos LTDA

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia , Director

By:	/s/ Bruno de Godoy Garcia
Bruno de Godoy Garcia